UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Limited Initiates New Share Buy-back Program

Hamilton, Bermuda, December 14, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) recently completed its $250 million share repurchase program which was announced in September 2023.

As announced on November 27, 2023, the Board of Directors of the Company authorized additional share repurchases, allowing the repurchase of up to a further $250 million of its outstanding common shares. The Company is not obligated to repurchase any shares under the program. The additional authorization has no set time limit.

In furtherance of the November 2023 authorization, the Company announced today that it has put in place an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”), for the repurchase of the Company’s common shares in open market transactions on the OSE and the NYSE. Under this agreement, Fearnley will make its own trading decisions independently of, and uninfluenced by, the Company, subject to instructions provided by the Company in the agreement.

In order to comply with the European Market Abuse Regulation, the Company has provided the following required information: (i) under the repurchase program, as may be effected under the Fearnley agreement, the Company may repurchase up to $250 million of its common shares during the period from December 14, 2023 until no later than September 30, 2024 (subject also to a maximum limit of 10 million shares), and (ii) the purpose of the repurchase program is to reduce the number of common shares of the Company outstanding and to provide a return to Company shareholders. The Company cannot predict how many shares will be repurchased, if any, under the agreement with Fearnley, or the timing of any repurchase or the price that will be paid for any shares repurchased under the agreement.

The repurchase program will be completed in accordance with Regulation (EU) 2016/1052.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

Contact information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the timing and amount of repurchases of the Company’s common shares under its repurchase program. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s liquidity and those other factors described from time to time in the reports filed or furnished by us with the SEC. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327), and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 14, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.